centrica

RECEIVED
2008 JAN 17 A 7:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

082-04578

14 January 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA [redacted]

SUPPL

08000260

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
JAN 22 2008
THOMSON FINANCIAL

Yours faithfully

Derek Woodward
HEAD OF SECRETARIAT

For and on behalf of
Centrica plc

dw 1/17

Enc

Date: 14 January 2008

Centrica plc enters into equity investment, development and distribution agreement with Ceres Power Holdings plc

Centrica plc today announced it has agreed to buy new shares in Ceres Power Holdings plc ('Ceres Power') at a price of 300 pence per share, representing 9.999 per cent of the company's share capital for a total cost of approximately £20 million. The transaction is subject to the approval of Ceres Power's shareholders.

Ceres Power is an AIM-listed business developing combined heat and power systems ('CHP units') based on solid-oxide fuel cell technology. Once successfully developed, these CHP units will operate in the same manner as domestic central heating boilers, but will also deliver cheap, low carbon electricity into the home to reduce the need to buy electricity, whilst significantly reducing households' carbon footprint.

Under the terms of a development and distribution agreement (conditional on the approval by Ceres Power's shareholders of the transaction), British Gas Services Ltd, a wholly-owned subsidiary of Centrica, will pay £5 million to Ceres Power in staged payments to support the development of the CHP units. £4 million of this is conditional upon the achievement of specific technical milestones.

The Agreement will also grant British Gas Services Ltd exclusive rights in Great Britain to market and sell the Ceres CHP unit to domestic customers for four years, subject to minimum order volumes.

Approximately 1.5 million boilers are replaced each year in Great Britain and it is forecast that residential CHP could take 30 per cent of this market by 2015[1], providing strong growth potential once the technology has been successfully developed.

Sam Laidlaw, Chief Executive of Centrica, said: "Fuel cell technology has the potential to transform the domestic central heating market, enabling our customers to generate cheap, reliable and low-carbon electricity in their own homes. The Agreements with Ceres Power will help us deliver our strategy of investing in low carbon technology development."

This proposed investment supports Centrica's ongoing promotion of energy efficiency among its British Gas customer base. Ceres Power currently forecasts that fuel cell boilers could provide energy bill savings for the average household of approximately 25 per cent per year and reduce annual household carbon dioxide emissions by up to 2.5 tonnes[2].

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Enquiries:

Investor relations: 01753 494900
Media relations: 0845 072 8002

Notes:

[1] Society of British Gas Industries, 2006.
[2] Based on a typical British Gas customer replacing a standard boiler.

END